UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 2, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON THE PROVISION OF GUARANTEE FOR

SOME SUBSIDIARIES

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete and no false information, misleading statements or material omissions are contained herein.

IMPORTANT NOTICE

Name of guaranteed party	Debt asset ratio (%)	Amount of guarantee	Balance of guarantee actually provided	Availability of counter guarantee	Guarantor
China United Airlines Co., Ltd. (“China United Airlines”)	64.54%	The aggregate maximum limit being RMB1 billion	Guarantee not provided previously		China Eastern Airlines Corporation Limited (the “Company”)
Shanghai Eastern Flight Training Co., Ltd. (“Shanghai Flight Training”)	32.29%		Guarantee not provided previously	No
China Eastern Airlines Technology Co., Ltd. (“Eastern Technology”)	45.33%		Guarantee not provided previously

•	Aggregate amount of overdue external guarantee: nil

I.	OVERVIEW OF THE GUARANTEE

On 31 December 2019, the resolution regarding the provision of guarantee by the Company for some of its wholly-owned subsidiaries was considered and approved at the first ordinary meeting of the ninth session of the board of directors of the Company (the “Board”), pursuant to which it was agreed that the Company shall provide guarantee in the total amount of up to RMB1 billion to its three wholly-owned subsidiaries, namely China United Airlines, Shanghai Flight Training and Eastern Technology, or their respective wholly-owned subsidiaries.

II.	BASIC INFORMATION OF THE GUARANTEED PARTIES

(I)	China United Airlines Co., Ltd.

1.	Registered address: Court 1, Western Zone, 6 Jingbei East Road, Fengtai District, Beijing;

2.	Legal representative: Feng Dehua;

3.	Registered capital: RMB1,320 million;

4.

Business scope: domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transportation business; international air passenger and cargo transportation business to the nearby countries; agency services among airlines companies; the service business in relation to air transportation operations; sales of pre-packaged food (including refrigerated and frozen food); retail of souvenir and items for aviation services; to place both domestic and overseas advertisements on its own media and the agency of advertising business of its branches; ticketing services; warehousing services; corporate management consulting; investment management and asset management; design, production, agency advertising; sales of art pieces, cosmetics, hygiene products, clothing, footwear and bags, cultural items, computers, software and auxiliary equipment, electronic products, household appliances, and jewelry; automobile rental (excluding passenger vehicles with more than 9 seats);

5.	100% equity interests in China United Airlines are held by the Company;

6.	Financial position of the most recent year and period:

Unit: RMB

As of	31 December 2018	30 September 2019
Total assets	12,473,699,168	15,846,176,507
Net assets	4,133,664,838	4,845,435,310
Total liabilities	8,340,034,330	11,290,334,262
Current liabilities	4,545,172,746	3,531,934,388

For the period from	January to December 2018	January to September 2019
Revenue	5,659,583,567	4,579,487,642
Net profit	882,480,661	631,201,853

(II)	Shanghai Eastern Flight Training Co., Ltd.

1.	Registered address: No. 518, Fasai Road, China (Shanghai) Pilot Free Trade Zone;

2.	Legal representative: Shi Fukang;

3.	Registered capital: RMB693.80 million;

4.

Business scope: provision of training for pilots and other flight-related crew, import and export of cargo and technology, leasing of self-owned properties as well as maintenance and research and development of aviation equipment, consultation of aviation industry knowhow (other than training), development and sales of computer software, conference services, leasing of self-owned equipment (other than financial leasing), and sales of flight simulator and components;

5.	100% equity interests in Shanghai Flight Training are held by the Company;

6.	Financial position of the most recent year and period:

Unit: RMB

As of	31 December 2018	30 September 2019
Total assets	2,237,260,794	2,196,334,848
Net assets	1,249,836,589	1,461,331,985
Total liabilities	987,424,205	735,002,863
Current liabilities	641,235,387	405,808,886

For the period from	January to December 2018	January to September 2019
Revenue	874,570,390	514,248,345
Net profit	396,713,095	211,495,396

(III)	China Eastern Airlines Technology Co., Ltd.

1.	Registered address: No. 277, Kong Gang San Road, Hongqiao Airport, Changning District, Shanghai;

2.	Legal representative: Feng Liang;

3.	Registered capital: RMB4,300 million;

4.

Business scope: Engineering services, aviation parts supply chain management, consultation, agency and investment business related to maintenance of aircraft, measurement services, product characteristic and property inspection services, maintenance and repair of aircraft/airframe, power devices, and aircraft components other than complete engine/propeller, as well as special-purpose operations; provision of training on civil aviation aircraft and repairing of civil aviation aircraft components, real estate leasing operation, and import and export of cargo and technology;

5.	100% equity interests in Eastern Technology are held by the Company;

6.	Financial position of the most recent year and period:

Unit: RMB

As of	31 December 2018	30 September 2019
Total assets	5,702,287,880	7,892,067,174
Net assets	3,938,928,878	4,088,990,143
Total liabilities	1,763,359,001	3,803,077,031
Current liabilities	1,341,921,001	3,303,570,341

For the period from	January to December 2018	January to September 2019
Revenue	770,763,072	6,170,515,850
Net profit	-62,484,600	150,061,265

III.	PARTICULARS OF THE GUARANTEE

Name of guaranteed party	Amount of guarantee	Type of guarantee	Method of guarantee	Term of guarantee	Use
China United Airlines Shanghai Flight Training Eastern Technology	The aggregate maximum limit being RMB1 billion	Credit guarantee	Joint liability guarantee	Same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years	Capital requirements in daily operations, transformation and development

IV.	OPINION OF THE BOARD

In recent years, as there has been an expansion in the business scale of the Company’s subsidiaries, transformation of China United Airlines to becoming a low-cost airline, and the innovation in asset management approach by Eastern Technology which promoted the transformation of protective assets to operational assets, the capital expenditure of each of the Company’s subsidiaries has increased. Given the Company’s thorough understanding of the operating status, credit standing and debt servicing capability of its subsidiaries, and recognition that their financial risk is under control, the guarantee provided by the Company for its subsidiaries would further enhance the credit standing of its subsidiaries, reduce the finance cost and also secure the facilities required for their production and operation, reform and transformation to facilitate their sustainable and healthy development, thereby uplifting the overall operating level of the Company.

In view of the above, the Board agreed that: the Company shall provide, within the period from the effective date of the resolution to 31 December 2020, guarantee in the total amount of up to RMB1 billion to three wholly-owned subsidiaries, namely China United Airlines, Shanghai Flight Training and Eastern Technology, or their respective wholly- owned subsidiaries. Where the subject obligations are denominated in foreign currencies, the amounts shall be translated into Renminbi at the exchange rates prevailing at the time of provision of the guarantee. The period of guarantee shall be the same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years. The president of the Company shall be authorized to take charge of the detailed implementation thereof, and the implementation progress shall be reported to the Board.

After prior review, the independent non-executive directors of the Company agreed to the Company’s provision of guarantee for its subsidiaries and to putting forward the relevant resolution to the Board for its consideration and approval. The independent opinions issued by the independent non-executive directors are as follows: the Company’s provision of guarantee for its subsidiaries would be beneficial in enhancing the credit standing of the guaranteed parties and securing the facilities required for their production and operation to facilitate their sustainable and healthy development, and therefore be in the interest of the Company and its shareholders as a whole.

The Board’s resolution regarding the provision of guarantee by the Company for some of its subsidiaries has been approved by more than two-thirds of the directors of the Company present in the meeting, in addition to the consent granted by more than half of all directors of the Company. The voting procedures of the meeting complied with laws and regulations, the articles of association of the Company and the rules for procedures of meeting of the Board.

V.	AGGREGATE AMOUNT OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As of the date of this announcement, the Company’s external guarantees are for its wholly-owned subsidiaries, including SGD0.5 billion (being a guarantee for the issuance of SGD-denominated bonds), KRW300 billion (being a guarantee for the issuance of KRW-denominated bonds) and RMB2.2 billion, and the aforesaid are in aggregate equivalent to approximately RMB6.527 billion. Such amount in aggregate represents 11% of the latest audited net assets of the Company. There is no overdue guarantee of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
31 December 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non- executive Director) and Yuan Jun (Employee Representative Director).